SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-34224
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BRIGHAM, INC. 401(k) PLAN
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BRIGHAM EXPLORATION COMPANY
6300 Bridgepoint Parkway
Building Two, Suite 500
Austin, Texas 78730

BRIGHAM, INC. 401(k) PLAN
2009 FORM 11-K

BRIGHAM, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
(Unaudited)

	December 31,
	2010	2009

Assets
Cash and equivalents
Cash	$—	$4,887
Schwab Retirement Advantage Money Fund*	1,850,315	1,572,602

	1,850,315	1,577,489

Investments at fair value:
Amana Income Fund	170,541	130,389
Blackrock US Opportunities Inv A	401,045	279,637
Dreyfus Appreciation	500,130	386,896
Dreyfus S&P 500 Index Fund	438,972	342,131
Fidelity Adv Small Cap CL T	531,245	431,366
First Eagle SOGEN Overseas*	959,892	616,771
Janus Overseas FD CL A	304,931	209,141
Janus Twenty Fund*	758,471	655,077
Jensen Portfolio Class J	206,540	150,976
Pimco Total Return*	1,950,991	1,683,151
Royce Special Equity	423,701	268,241
Rydex SGI Mid Cap Value A	319,878	186,734
Loans to participants	161,876	82,350
Common stock of Brigham Exploration Company*	3,142,189	1,553,819

.	10,270,402	6,976,679

Receivables:
Participant contributions		15,845
Employer matching	1,482,516	12,300
Accrued dividends	7,199	6,130
Other	—	8,449

Total Receivables	1,489,715	42,725

Total Assets	13,610,432	8,596,893

Liabilities	—	—

Net assets available for plan benefits	$13,610,432	$8,596,893

*	Investments greater than 5% of net assets available for plan benefits.
See accompanying notes to the financial statements

BRIGHAM, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
(Unaudited)

Year Ended
December 31,
2010

Additions to net assets attributed to:
Net appreciation (depreciation) in fair value	$786,156
Dividends	1,677,324
Interest	6,997

Total investment income	2,470,477

Contributions:
Participants	782,513
Employer matching	1,659,077
Others	152,080

Total contributions	2,593,670

Total additions	5,064,147

Deductions from net assets attributed to:
Benefits distributed to participants	50,017
Administrative and trustee fees	590
Other	—

Total deductions	50,607

Increase/(decrease) in net assets available for plan benefits	5,013,540

Net assets available for plan benefits at beginning of year	8,596,892

Net assets available for plan benefits at end of year	$13,610,432

See accompanying notes to the financial statements.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
1.	Description of the Plan
The following description of the Brigham, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan provisions, a copy of which is available from Brigham, Inc. (the “Company”).
General
The Plan is a defined contribution plan created for the benefit of the employees of the Company. Effective August 1, 2001 the Plan covers all employees except leased employees, employees of a unit covered by a collective bargaining agreement, non-resident aliens, independent contractors, and employees of affiliated employers. Eligible employees may join the Plan on their date of hire. Prior to August 1, 2001 the Plan covered all employees who were 21 years of age and had completed six months of service.
The Company administers the Plan. The Company has appointed Standard Retirement Services, Inc. as a third party administrator. The Plan’s assets are held by a trust fund administered by The Charles Schwab Trust Company.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
A participant may contribute a portion of his/her pre-tax compensation in amounts up to the maximum deferral permitted under the Internal Revenue Code. For 2010, this limit was $16,500. At its discretion, and to be determined annually, the Company may make matching contributions to the Plan. The Company may also make an additional annual, discretionary profit sharing contribution. For 2010, the Company made matching and additional annual discretionary contributions of $1,659,077.
Interfund Transfers
Participants may change their percentage contributions once per calendar quarter on Plan enrollment dates. Participants may change fund allocations as frequently as desired and at any time.
Vesting
Plan participants are fully vested at all times in their participant contributed assets. The Plan provides for vesting of assets contributed by the Company of 20% after two years of service and 20% additional vesting for each additional year of service thereafter until the sixth year, at which time the employer contributed assets are fully vested. Participants are automatically fully vested in their accounts upon retirement, disability or death, as defined in the Plan.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
Benefit Payments
Plan participants may receive a lump sum payment of all vested benefits upon retirement, disability, death or termination of employment. A participant may also make hardship withdrawals, subject to certain rules and restrictions, from the vested portion of his or her account.
Participant Loans
The Plan includes a provision that permits participants to borrow a minimum of $1,000 and up to the lesser of 50% of the value of the vested portion of their Plan assets or $50,000. The loans are payable through payroll deductions in principal installments plus interest at prime plus 2% through payroll deductions. General purpose loans are due over terms up to 5 years. Primary residence loans are due over terms up to 30 years.
Administrative Expenses
The Company pays costs and expenses incurred in administering the Plan, excluding certain fees and expenses of the trustee and investment manager.
2.	Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with generally accepted accounting principles (“GAAP”). The trustee holds and manages the funds and distributes cash to Plan participants.
The assets of the Plan are invested in separate funds managed by independent registered investment advisors and/or in Brigham Exploration Company stock.
Cash and Cash Equivalents
The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.
Valuation of Investments
Short-term investments and loans to participants are stated at cost, which approximates fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The net appreciation or depreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is presented in the Plan’s “Statement of Changes in Net Assets Available for Benefits”.

BRIGHAM, INC. 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
The Use of Estimates in Preparing Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results may differ from those estimates. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.
3.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested in their accounts.
4.	ERISA
Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents. The Plan has complied with the fidelity bonding requirement of ERISA.

BRIGHAM, INC. 401(k) PLAN
SCHEDULE H, LINE 4(i) — ASSETS HELD
FOR INVESTMENT PURPOSES AT END OF YEAR
(Unaudited)
Investments at December 31, 2010

Identity of Issue, Borrower,		Description of
Lessor or Similar Party		Investment	Value

*	Brigham Exploration Company	Common stock	$3,142,189.00

	Cash	Cash	—

*	Schwab Retirement Advantage Fund	Cash equivalent	1,850,315.00

	Amana Income Fund	Stock mutual fund	170,541.00

	Blackrock US Opportunities Inv A	Stock mutual fund	401,045.00

	Dreyfus Appreciation	Stock mutual fund	500,130.00

	Dreyfus S&P 500 Index Fund	Stock mutual fund	438,972.00

	Fidelity Adv Small Cap CL T	Stock mutual fund	531,245.00

	First Eagle SOGEN Overseas	Stock mutual fund	959,892.00

	Janus Overseas FD CL A	Stock mutual fund	304,931.00

	Janus Twenty Fund	Stock mutual fund	758,471.00

	Jensen Portfolio	Stock mutual fund	206,540.00

	Royce Special Equity	Stock mutual fund	423,701.00

	Rydex SGI Mid Cap Value A	Stock mutual fund	319,878.00

	Pimco Total Return	Bond/fixed income mutual fund	1,950,991.00

	Participant Loans	Due March 31, 2011 through December 31, 2025 at 5.25% to 7.00%	161,876.00

*	Indicates party in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BRIGHAM, INC. 401(k) PLAN
Date: June 29, 2011	By:	/s/ Malcom O. Brown
Malcom O. Brown
Vice President & Controller